Pacific Point
SECURITIES, LLC

February 24, 2021

Sent Via Fax to 202-772-9273

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Re: SEC File No. 8-68239, Pacific Point Securities, LLC

To Division of Trading and Markets:

Please find enclosed the facing page, oath, and annual report of Pacific Point Securities, LLC for the year ended December 31, 2020, as follows:

-The annual report in accordance with Rule 17a-5.

Please do not hesitate to call if you should have any questions.

Very truly yours,

Sheri Lejman

Sheri Lejman
FinOp/CFO

2300 E. Katella Avenue, Suite 275 | Anaheim, CA 92806 | tel: 714.712.3434 | fax: 714.712.3435 | Toll-free: 888.988.5688 Member FINRA & SIPC

www.pac-point.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Point Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 E. Katella, Ste. 275
(No. and Street)

Anaheim	CA	92806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheri Lejman, 714-456-1790

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY USA, LLP

(Name – *if individual, state last, first, middle name*)

18500 VON KARMAN AVE,10TH FL	Irvine	CA	92612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jerome V. Duhovic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Point Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman and CEO

Title

Notary Public

CLAUDIA RUIZ NAVARRO
Notary Public – California
Orange County
Commission # 2222677
My Comm. Expires Nov 20, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC POINT SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2020

PACIFIC POINT SECURITIES, LLC

TABLE OF CONTENTS

bakertilly

Baker Tilly US, LLP
18500 Von Karman Avenue, 10th Flr.
Irvine, CA 92612
United States of America

T: +1 (949) 222-2999
F: +1 (949) 222-2289

bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Members of
Pacific Point Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pacific Point Securities, LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in members' equity and cash flows for the year ended December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

bakertilly

Supplemental Information

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Sincerely,

BAKER TILLY US, LLP

Baker Tilly US, LLP

Irvine, California
February 23, 2021

PACIFIC POINT SECURITIES, LLC
Statement of Financial Condition
December 31, 2020

ASSETS

ASSETS		
Cash	$	25,171
Prepaid expenses		3,428
TOTAL ASSETS	$	28,599

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	-
COMMITMENTS AND CONTINGENCIES - Note 5		
MEMBERS' EQUITY		28,599
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	28,599

The accompanying notes are an integral part of these financial statements.

PACIFIC POINT SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2020

REVENUES	$	-
EXPENSES		
Professional fees		9,675
Related party accounting & administrative fee (Note 4)		6,000
Regulatory fees		4,655
Other operating expenses		5,140
TOTAL EXPENSES		25,470
NET LOSS	$	(25,470)

The accompanying notes are an integral part of these financial statements.

PACIFIC POINT SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2020

Balance - January 1, 2020	$	20,069
Capital contributions from members		34,000
Net loss		(25,470)
Balance - December 31, 2020	$	28,599

The accompanying notes are an integral part of these financial statements.

PACIFIC POINT SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(25,470)
Changes in assets and liabilities:		
Decrease in prepaid expenses		325
Net cash used in operating activities		(25,145)
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contributions from members		34,000
Net cash provided by financing activities		34,000
Net increase in cash		8,855
CASH BALANCE - beginning of year		16,316
CASH BALANCE - end of year	$	25,171
Supplemental disclosure of cash flow information:		
Taxes paid	$	800

The accompanying notes are an integral part of these financial statements.

PACIFIC POINT SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2020

NOTE 1 - DESCRIPTION OF BUSINESS

Pacific Point Securities, LLC (the "Company") is a managing broker-dealer of private placement of securities in oil and gas, real estate, debt and other direct participation programs. The Company was formed in the State of Nevada on April 7, 2009. Per the Company's Operating Agreement (the "Agreement"), the Company shall stay in existence until perpetuity, unless the Company dissolves before such date in accordance with the provisions of the Agreement. The Company's office is located in Anaheim, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Basis of presentation - Management believes that the Company's accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Cash and cash equivalents - The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020.

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the book carrying amounts of the Company's financial instruments include primarily cash. Because of its short-term nature, the carrying amount approximates its fair value as of December 31, 2020. The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2020, did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Recognition of revenue and income - Securities transactions are recorded on a trade date basis, generally the third business day following the transaction date. The Company had no revenue for the year ended December 31, 2020.

PACIFIC POINT SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2020

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes - A limited liability company is treated as a partnership (pass-through entity) for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the individual income tax returns of its members based upon their percentage of ownership. Consequently, only the $800 minimum franchise tax for the State of California has been recorded as a tax and included within other operating expenses in the Statement of Operations. The Company's tax returns remain open for federal examination for three years from the date of filing and four years for the State of California. The Company is not currently under examination by any taxing authority, nor has it been notified of pending examination. The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, *Income Taxes*. Based on management's evaluation, the Company has no uncertain tax positions at December 31, 2020 that would require recognition in the financial statements. The Company has elected to include interest and penalties related to its tax contingencies in income tax expense. No interest or penalties have been accrued or charged to expense as of and for the year ended December 31, 2020.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Liquidity matters - The Company has had no operations since 2012. During the year ended December 31, 2020, the Company had $25,470 and $25,145 of net losses and negative cash flows from operating activities, respectively. The Company has historically relied on its members to fund operations and the members remain committed to fund future operations, when necessary (see Note 5). As such, management believes that the Company's current cash position and future contributions will be sufficient to fund the Company's obligations over the next twelve months.

Recently issued accounting pronouncements - There are no recently issued accounting pronouncements that would materially impact the Company's financial statements and related disclosures.

NOTE 3 - REGULATORY

The Company is subject to the Securities and Exchange Commission (the "SEC")

PACIFIC POINT SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2020

NOTE 3 - REGULATORY (Continued)

Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As of December 31, 2020, the Company had net capital of $25,171 (as defined in Rule 15c3-1) which was $20,171 in excess of its required net capital of $5,000.

NOTE 4 - RELATED PARTY TRANSACTIONS

Capital contributions from members - The Company has been relying on contributions from its members to pay for its expenses. The members contributed $34,000 during the year ended December 31, 2020 and remain committed to funding future operations of the Company.

Commonality of ownership - Because the Company and other related entities have commonality of ownership and/or management control, the reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were autonomous.

Administrative services agreement - The Company has an administrative services agreement with a related party to provide the Company with accounting and other administrative services. The terms of this agreement call for a monthly service fee of $500 to be paid. For the year ended December 31, 2020, $6,000 has been recorded in connection with this agreement. The administrative and services agreement can be terminated by either party, upon written notice delivered to the other party at least thirty (30) days prior to such termination.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations. Currently the Company is not aware of any active commitments and contingencies as of December 31, 2020.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2021, the date which the financial statements were available to be issued. Other than what is disclosed below, no events have occurred which would have a material effect on the financial statements of the Company as of that date.

PACIFIC POINT SECURITIES, LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2020

COMPUTATION OF NET CAPITAL		
Total ownership equity:		
Members' equity	$	28,599
Deductions (non-allowable assets):		
Prepaid expenses	$	(3,428)
Net Capital	$	25,171
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	-
Minimum dollar net capital requirement for reporting broker/dealer	$	5,000
Net capital requirement (greater of the above)	$	5,000
Excess net capital (net capital less net capital required)	$	20,171
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	-
Ratio of aggregate indebtedness to net capital		0.000

See Report of Independent Registered Public Accounting Firm.

PACIFIC POINT SECURITIES, LLC

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission - Continued
For the Year Ended December 31, 2020

RECONCILIATION

Reconciliation of net capital as reported on the unaudited Form X-17A-5, Part 2

Net Capital as reported	$	25,171
Audit adjustment		-
Net Capital	$	25,171

Pursuant to Rule 17a-5(d)(2) as of December 31, 2020 no differences exist between the above net capital computation with the Company's corresponding unaudited computation included in the Company's Focus II Form X-17A-5 for the year ended December 31, 2020.

See Report of Independent Registered Public Accounting Firm.

PACIFIC POINT SECURITIES, LLC

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

A computation of reserve requirement is not applicable to Pacific Point Securities, LLC (the "Company") as the Company qualified for exemption under Rule 15c3-3(k)(2)(i).

See Report of Independent Registered Public Accounting Firm.

PACIFIC POINT SECURITIES, LLC

Schedule III - Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020

Information relating to possession or control requirements is not applicable to Pacific Point Securities, LLC (the "Company") as the Company qualified for exemption under Rule 15c3-3(k)(2)(i).

See Report of Independent Registered Public Accounting Firm.

bakertilly

Baker Tilly US, LLP
18500 Von Karman Avenue, 10th Flr.
Irvine, CA 92612
United States of America

T: +1 (949) 222-2999
F: +1 (949) 222-2289

bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Directors and Members of Pacific Point Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Pacific Point Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the "exemption provision") and (b) the Company stated that it met the identified exemption provision from January 1, 2020 through December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Sincerely,

BAKER TILLY US, LLP

Baker Tilly US, LLP

Irvine, California
February 23, 2021

PACIFIC POINT SECURITIES, LLC

Exemption Report for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
For the Year Ended December 31, 2020

Pacific Point Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Pacific Point Securities, LLC

I, Jerome V. Duhovic, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Chief Executive Officer

February 23, 2021